1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 10, 2015	By /s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – August 10, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for July 2015: On a consolidated basis, revenues for July 2015 were approximately NT$80.95 billion, an increase of 35.0 percent from June 2015 and a rise of 24.7 percent versus July 2014. Revenues for January through July 2015 totaled NT$508.43 billion, an increase of 28.3 percent compared to the same period in 2014.

TSMC July Revenue Report (Consolidated):

(Unit: NT$ million)
Period	July 2015	June 2015	M-o-M Increase (Decrease) %	July 2014	Y-o-Y Increase (Decrease) %	January to July 2015	January to July 2014	Y-o-Y Increase (Decrease) %
Net Revenues	80,953	59,955	35.0	64,925	24.7	508,427	396,161	28.3

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2015.

1.	Sales volume (in NT$ thousands)

Period	Items	2015	2014
July	Net sales	80,952,810	64,924,870
Jan.-July	Net sales	508,426,706	396,160,526

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Partners*	48,300,741	5,080,033

*	The borrower is TSMC Solar.

3.	Endorsements and guarantees (in NT$ thousands) :

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	280,960,875	49,955,129

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	66,162,501	—
	Mark to Market Profit/Loss	(1,210,089)	—
	Unrealized Profit/Loss	(1,130,216)	262,571
Expired Contracts	Notional Amount	335,836,433	62,155,950
	Realized Profit/Loss	700,133	(541,703)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,352,711	—
	Mark to Market Profit/Loss	455	—
	Unrealized Profit/Loss	(14,307)	—
Expired Contracts	Notional Amount	38,241,839	—
	Realized Profit/Loss	114,921	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,926,911	3,050,545
	Mark to Market Profit/Loss	36,502	57,379
	Unrealized Profit/Loss	25,166	35,487
Expired Contracts	Notional Amount	10,204,957	19,308,433
	Realized Profit/Loss	(31,891)	868
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,525,364	—
	Mark to Market Profit/Loss	(315,575)	—
	Unrealized Profit/Loss	15,771,285	—
Expired Contracts	Notional Amount	48,222,717	—
	Realized Profit/Loss	(15,848,228)	—
Equity price linked product (Y/N)		Y	—